1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 17, 2019	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

2018 Fourth Quarter Earnings Conference January 17, 2019 © 2019 TSMC, Ltd

Agenda TSMC Property Welcome Elizabeth Sun 4Q18 Financial Results and 1Q19 Outlook Lora Ho Key Messages Lora Ho C.C. Wei Q&A © 2019 TSMC, Ltd

Safe Harbor Notice TSMC Property TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 19, 2018 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise. © 2019 TSMC, Ltd

Statements of Comprehensive IncomeTSMC Property Selected Items from Statements of Comprehensive Income 4Q18 4Q18 4Q18 4Q18 3Q18 4Q17 over over Guidance (In NT$ billions unless otherwise noted) 3Q18 4Q17 Net Revenue (US$ billions) 9.40 9.35-9.45 8.49 9.21 +10.7% +2.0% Net Revenue 289.77 260.35 277.57 +11.3% +4.4% Gross Margin 47.7% 47.0%—49.0% 47.4% 50.0% +0.3 ppt -2.3 ppts Operating Expenses (30.85) (28.13) (28.84) +9.7% +7.0% Operating Margin 37.0% 36.0%—38.0% 36.6% 39.2% +0.4 ppt -2.2 ppts Non-Operating Items 3.96 3.65 2.78 +8.4% +42.4% Net Income to Shareholders of the Parent Company 99.98 89.07 99.29 +12.3% +0.7% Net Profit Margin 34.5% 34.2% 35.8% +0.3 ppt -1.3 ppts EPS (NT Dollar) 3.86 3.44 3.83 +12.3% +0.7% ROE 24.6% 23.2% 26.9% +1.4 ppts -2.3 ppts Shipment (Kpcs, 12”-equiv. Wafer) 2,686 2,712 2,699 -1.0% -0.5% Average Exchange Rate--USD/NTD 30.83 30.80 30.68 30.13 +0.5% +2.3% Diluted weighted average outstanding shares were 25,930mn units in 4Q18. ROE figures are annualized based on average equity attributable to shareholders of the parent company. © 2019 TSMC, Ltd

4Q18 Revenue by Technology TSMC Property © 2019 TSMC, Ltd

Revenue by Technology TSMC Property © 2019 TSMC, Ltd

4Q18 Revenue by Application TSMC Property © 2019 TSMC, Ltd

2018 Revenue by Application TSMC Property © 2019 TSMC, Ltd

Balance Sheets & Key Indices TSMC Property Selected Items from Balance Sheets 4Q18 3Q18 4Q17 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 695.18 33.2% 604.02 30.7% 649.36 32.6% Accounts Receivable 129.20 6.2% 129.54 6.6% 122.32 6.1% Inventories 103.23 4.9% 105.34 5.3% 73.88 3.7% Long-term Investments 29.31 1.4% 29.80 1.5% 41.57 2.1% Net PP&E 1,072.05 51.3% 1,048.52 53.2% 1,062.54 53.4% Total Assets 2,090.13 100.0% 1,969.89 100.0% 1,991.86 100.0% Current Liabilities 340.54 16.3% 321.63 16.3% 358.71 18.0% Long-term Interest-bearing Debts 56.90 2.7% 56.90 2.9% 91.80 4.6% Total Liabilities 412.63 19.7% 394.06 20.0% 469.10 23.6% Total Shareholders’ Equity 1,677.50 80.3% 1,575.83 80.0% 1,522.76 76.4% Key Indices A/R Turnover Days 41 38 40 Inventory Turnover Days 67 73 52 Current Ratio (x) 2.8 2.7 2.4 Asset Productivity (x) 1.1 1.0 1.0 Total outstanding shares were 25,930mn units at 12/31/18. Asset productivity = Annualized net revenue / Average net PP&E © 2019 TSMC, Ltd

Cash Flows TSMC Property (In NT$ billions) 4Q18 3Q18 4Q17 Beginning Balance 488.73 632.23 408.08 Cash from operating activities 189.37 94.08 204.13 Capital expenditures (114.10) (69.95) (61.18) Cash dividends 0.00 (207.44) 0.00 Short-term loans 14.30 43.37 10.68 Investments and others (0.49) (3.56) (8.32) Ending Balance 577.81 488.73 553.39 (1) Free Cash Flow 75.27 24.13 142.95 (1) Free cash flow = Cash from operating activities – Capital expenditures © 2019 TSMC, Ltd

2018 Financial Highlights TSMC Property 2018 2017 YoY (In NT$ billions unless otherwise noted) Net Revenue (US$ billions) 34.20 32.11 +6.5% Net Revenue 1,031.47 977.45 +5.5% Gross Margin 48.3% 50.6% -2.3 ppts Operating Margin 37.2% 39.4% -2.2 ppts Income before Income Tax 397.51 396.13 +0.3% EPS—Diluted (NT$) 13.54 13.23 +2.3% Operating Cash Flow 573.95 585.32 -1.9% Capital Expenditures 315.58 330.59 -4.5% Free Cash Flow (FCF) 258.37 254.73 +1.4% Cash Dividends 207.44 181.51 +14.3% Cash & Marketable Securities 695.18 649.36 +7.1% ROE 22.0% 23.6% -1.6 ppts © 2019 TSMC, Ltd

1Q19 Guidance TSMC Property Based on our current business outlook, management expects: ï® Revenue to be between US$ 7.3 billion and US$ 7.4 billion And, based on the exchange rate assumption of 1 US dollar to 30.6 NT dollars, management expects: ï® Gross profit margin to be between 43% and 45% ï® Operating profit margin to be between 31% and 33% © 2019 TSMC, Ltd

Recap of Recent Major Events TSMC Property TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum (2018/12/06 ) TSMC approved the appointment of Mr. Moshe N. Gavrielov as a member of the Compensation Committee (2018/11/13 ) Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements © 2019 TSMC, Ltd

TSMC Property http://www.tsmc.com invest@tsmc.com © 2019 TSMC, Ltd